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                               February 28, 2024

       Marcelo Cunha Ribeiro
       Chief Financial Officer
       National Steel Company
       Av.Brigadeiro Faria Lima, 3400 - 20th floor
       Sao Paulo-SP, Brazil 04538-132

                                                        Re: National Steel
Company
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response dated
February 6, 2024
                                                            File No. 001-14732

       Dear Marcelo Cunha Ribeiro:

              We have reviewed your February 6, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23,
       2024 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. Due to the large number of changes associated with your mineral property disclosure, including resource and
reserve tables, please file an amended Form 20-F for the fiscal year ended December 31, 2022
that includes revisions that address all staff comments.

                                                        Based on our review of
the amendment we may have additional comment.
   2. Please file revised technical report summaries that include revisions that address all staff comments. Please note
that technical report summaries are required for material
                                                        properties.

                                                        Based on our review of
the revised reports we may have additional comment.
                                                        If you haven any
questions regarding mining comments, please contact John Coleman at
 Marcelo Cunha Ribeiro
National Steel Company
February 28, 2024
Page 2

(202) 551-3610 or Craig Arakawa at (202) 551-3650. Please contact Melissa Gilmore at (202)-
551-3777 or Kevin Woody at (202) 551-3629 if you have any other questions.



FirstName LastNameMarcelo Cunha Ribeiro                  Sincerely,
Comapany NameNational Steel Company
                                                         Division of
Corporation Finance
February 28, 2024 Page 2                                 Office of
Manufacturing
FirstName LastName